REGAL BELOIT CORPORATION
SIGNIFICANT SUBSIDIARIES
AS OF
DECEMBER 31, 2016

Significant Subsidiary	State/Country of Incorporation
Regal Beloit America, Inc.	Wisconsin
RBC Foreign Manufacturing BV	The Netherlands
RBC Horizon, Inc.	Wisconsin
Regal Beloit (Wuxi) Co., Ltd.	China
Regal Beloit Enterprise Management (Shanghai) Co., Ltd.	China
Regal Beloit Spain SA	Spain
Shanghai Marathon GeXin Electric Co., Ltd.	China
System Plast Srl	Italy